Exhibit 99.7

SHARE PURCHASE AGREEMENT

This SHARE Purchase Agreement (this “Agreement”), dated as of September 5, 2017, is made by and among Z Acquisition LLC, a Delaware limited liability company (“Buyer”), Ramguard LLC, a Delaware limited liability company (as successor-in-interest by conversion to d.Quant Special Opportunities Fund, L.P., a Delaware limited partnership) (“Seller”) and Christian Zugel (“CZ”).

RECITALS

WHEREAS, as of the date hereof, Seller owns 9,207,056 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of ZAIS Group Holdings, Inc., a Delaware corporation (the “Company”).

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Seller desires to sell, assign and transfer to Buyer, and Buyer desires to purchase from Seller, 6,500,000 shares of Class A Common Stock of the Company (the “Target Shares”), free and clear of all liens, encumbrances or other restrictions of any kind (“Liens”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the parties hereto hereby approve and adopt this Agreement and mutually covenant and agree with each other as follows:

ARTICLE I
PURCHASE AND SALE

Purchase and Sale.

(a)       On the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined below), Seller agrees to sell, transfer and assign to Buyer, and Buyer agrees to purchase from Seller, all of Seller’s right, title and interest in and to the Target Shares, free and clear of all Liens.

(b)       At the Closing, Seller shall deliver, or cause to be delivered, to Buyer one or more certificates representing the Target Shares, each duly endorsed in blank or accompanied by stock powers or other instruments of transfer in proper form for transfer.

Purchase Price.

(a)       The aggregate purchase price to be paid by Buyer for the Target Shares shall be an amount equal to $26,000,000, which shall consist of (i) $13,000,000 in cash (the “Cash Purchase Price”) and (ii) a promissory note reflecting the terms set forth on Schedule A attached hereto (the “Promissory Note”) secured by a pledge agreement reflecting the terms set forth on Schedule A attached hereto (the “Pledge Agreement”).

(b)       Buyer or CZ, as applicable, shall pay, or cause to be paid, the Cash Purchase Price to Seller in installments as follows, in each case, by wire transfer of immediately available funds to an account designated by Seller:

(i)       $5,000,000 shall be paid to Seller by Buyer on the Closing Date;

(ii)       $5,000,000, plus interest in the aggregate amount of $125,000, shall be paid to Seller by CZ on or prior to January 30, 2018; and

(iii)       $3,000,000, plus interest in the aggregate amount of $125,000, shall be paid to Seller by CZ on or prior to April 30, 2018.

(c)       Buyer shall issue the Promissory Note to Seller on the Closing Date.

(d)       Buyer, CZ and any other equity owners of Buyer shall deliver to Seller the executed Pledge Agreement and possession of the collateral described in the Pledge Agreement on the Closing Date.

Closing. Subject to the fulfillment or waiver of the conditions precedent set forth in Article V (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York, at 9:00 a.m. New York City time on the third (3rd) business day after all of the conditions set forth in Article V have been satisfied or waived (other than those conditions that by their terms are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or such other date as Buyer and Seller shall agree in writing. For purposes of this Agreement, the term “Closing Date” shall mean the date on which the Closing takes place. Seller may terminate this Agreement if the Closing does not occur within one hundred fifty (150) days from the date of this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as of the date hereof and as of the Closing Date as follows:

Organization. Seller is duly formed, validly existing, and in good standing under the laws of the State of Delaware.

Power and Authority; Effect of Agreement. Seller has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary company action. This Agreement is a valid and binding obligation of Seller, enforceable against Seller in accordance with the terms hereof, except as enforceability may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar laws affecting creditors’ rights generally and by general principles of equity (the “Bankruptcy and Equity Exception”).

No Conflicts. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated by this Agreement will not (a) conflict with or violate any provision of Seller’s organizational documents, (b) result in any violation or default, give rise to a right of termination or require any notice or consent, under any provision of any material contract to which Seller is a party or by which its properties are bound, (c) require any consent, approval, licence, permit, order or authorization of, or registration, declaration or filing with, or permit from, any federal, state, local or foreign government or any court of compenent jurisdiction, administrative agency, commission or other governmental authority or instrumentality (other than filings by Seller under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended) or (d) conflict with or violate any laws, regulations, rules, statutes or orders (“Laws”) applicable to Seller, except, in the case of clauses (b), (c) and (d), where such conflict, violation, default, right of termination or requirement would not, and would not reasonably be expected to, prevent or materially delay the ability of Seller to consummate the transactions contemplated by this Agreement.

Ownership of Target Shares. Seller owns beneficially and has good, valid and marketable title to the Target Shares, free and clear of all Liens. Seller has the right, authority and power to sell, assign and transfer the Target Shares to Buyer. Upon the delivery of the Target Shares to Buyer, Buyer will acquire beneficial and legal title to the Target Shares, free and clear of all Liens.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BUYER AND CZ

Buyer and CZ hereby jointly and severally represent and warrant to Seller as of the date hereof and as of the Closing Date as follows:

Organization. Buyer is duly formed, validly existing, and in good standing under the laws of the State of Delaware.

Power and Authority; Effect of Agreement. Buyer and CZ each have the requisite power and authority to execute and deliver this Agreement and, as applicable, the Promissory Note and the Pledge Agreement, to perform their respective obligations hereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and, as applicable, the Promissory Note and the Pledge Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited liability company action. This Agreement is a valid and binding obligation of each of Buyer and CZ, enforceable against Buyer and CZ in accordance with the terms hereof, except as enforceability may be limited by the Bankruptcy and Equity Exception. When executed and delivered at the Closing, each of the Promissory Note and the Pledge Agreement will be a valid and binding obligation of each of Buyer and, insofar as he is a party thereto, CZ, enforceable against Buyer and CZ in accordance with the terms thereof, except as enforceability may be limited by the Bankruptcy and Equity Exception.

No Conflicts. The execution, delivery and performance by Buyer and CZ of this Agreement and, as applicable, the Promissory Note and Pledge Agreement and the consummation by Buyer and CZ of the transactions contemplated by this Agreement will not (a) conflict with or violate any provision of Buyer’s organizational documents, (b) result in any violation or default, give rise to a right of termination or require any notice or consent, under any provision of any material contract to which Buyer or CZ, as applicable, is a party or by which its properties are bound, (c) require any consent, approval, licence, permit, order or authorization of, or registration, declaration or filing with, or permit from, any federal, state, local or foreign government or any court of compenent jurisdiction, administrative agency, commission or other governmental authority or instrumentality (other than the filing of the Schedule 13E-3 (as defined below)) or (d) conflict with or violate any Laws applicable to Buyer or CZ, as applicable, except, in the case of clauses (b), (c) and (d), where such conflict, violation, default, right of termination or requirement would not, and would not reasonably be expected to, prevent or materially delay the ability of Buyer or CZ, as applicable, to consummate the transactions contemplated by this Agreement.

Financial Capacity. Each of Buyer and CZ (independent of and without any reliance on Buyer) will have sufficient cash, marketable securities or other sources of immediately available funds necessary to pay all amounts owed by Buyer or CZ, as applicable, under this Agreement and the Promissory Note as and when such amounts are required to be paid, without any restriction on the use of such funds for such purpose.

Investment Intent. Buyer is acquiring the Target Shares for its own account for investment purposes only and not with a view to or for distributing or reselling such Target Shares or any portion thereof, and has no present intention of distributing any of such Target Shares.

ARTICLE IV
ACTIONS PRIOR TO THE CLOSING

Section 4.01      Schedule 13E-3. As promptly as reasonably practicable following the date of this Agreement, Buyer and CZ shall prepare and cause to be filed with the Securities and Exchange Commission (the “SEC”), and Seller shall cooperate with Buyer and CZ in the preparation of, a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the transactions contemplated by this Agreement (the “Schedule 13E-3”). Without limiting the generality of the foregoing, Seller will promptly furnish to Buyer and CZ the information relating to it that is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) to be set forth in the Schedule 13E-3 or that is otherwise reasonably requested by Buyer or CZ. Buyer and CZ agree that on the date of mailing to the stockholders of the Company, the Schedule 13E-3 will comply in all material respects with the applicable provisions of the Exchange Act. Buyer and CZ will use their respective reasonable best efforts to have the Schedule 13E-3 cleared by the SEC as promptly as reasonably practicable following its filing with the SEC. Buyer and CZ will cause the Schedule 13E-3 to be mailed to the Company’s stockholders as promptly as reasonably practicable after the Schedule 13E-3 is cleared by the SEC.

Section 4.02      Restriction on Transfer. Seller shall not transfer, sell, pledge (or subject to any Lien), assign, exchange or otherwise dispose of, or grant any option or right to purchase any beneficial interest in, any of the Target Shares, except as expressly contemplated by the terms of this Agreement or otherwise enter into any agreement, contract or understanding with respect to the Target Shares that would be inconsistent with the terms of this Agreement or the transactions contemplated hereby. Neither Buyer nor CZ shall transfer, sell, pledge (or subject to any Lien), assign, exchange or otherwise dispose of, or grant any option or right to purchase any beneficial interest in, or otherwise enter into any agreement, contract or understanding with respect to any securities to be pledged pursuant to the Pledge Agreement so that all of the securities subject to the Pledge Agreement will be free and clear of all Liens other than the Lien granted to Seller thereunder.

Section 4.03      Additional Agreements.

(a)       Buyer and CZ shall comply in all material respects with all applicable Laws in connection with the performance of their respective obligations hereunder and the consummation of the transactions contemplated by this Agreement, including, without limitation, the filing of the Schedule 13E-3 with the SEC, and in connection with any transactions contemplated by the Schedule 13E-3.

(b)       Buyer, CZ and Seller agree with the terms set forth on Schedule B attached hereto.

ARTICLE V
CONDITIONS TO CLOSING

Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated hereby are subject to the satisfaction or waiver of the following conditions at or prior to the Closing:

(a)       The representations and warranties of Seller set forth in this Agreement shall have been true and correct in all respects on and as of the date of this Agreement, and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

(b)       The applicable waiting periods under Rule 13e-3 of the Exchange Act and Schedule 13E-3 shall have expired.

(c)       No Law shall have been enacted or promulgated and no order, judgement or decree shall be in effect, in either case, which renders illegal or prohibits the consummation of the transactions contemplated by this Agreement.

(d)       Seller shall have delivered to Buyer the deliverables set forth in Section 1.01(b).

Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated hereby are subject to the satisfaction or waiver of the following conditions at or prior to the Closing:

(a)       The representations and warranties of Buyer and CZ set forth in this Agreement shall have been true and correct in all respects on and as of the date of this Agreement, and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

(b)       The applicable waiting periods under Rule 13e-3 of the Exchange Act and Schedule 13E-3 shall have expired.

(c)       No Law shall have been enacted or promulgated and no order, judgement or decree shall be in effect, in either case, which renders illegal or prohibits the consummation of the transactions contemplated by this Agreement.

(d)       Buyer shall have delivered to Buyer the deliverables set forth in Sections 1.02(c) and 1.02(d), the form and substance of which shall be satisfactory to Seller.

ARTICLE VI
GENERAL PROVISIONS

Notices. All notices, demands and other communications hereunder shall be in writing, and shall be deemed to have been duly given if delivered personally or by overnight courier or if mailed by certified mail, return receipt requested, postage prepaid, as follows:

If to Seller, to:

Ramguard LLC
1515 Ormsby Station Court
Louisville, KY 40223

Attention: Neil Ramsey

with a copy (which shall not constitute notice), to:

Wyatt, Tarrant & Combs, LLP
500 West Jefferson Street
Suite 2800
Louisville, Kentucky 40202

Attention: Mark J. Farmer

If to Buyer or CZ, to:

Two Bridge Avenue

Suite 322

Red Bank NJ 07701

Attention: Christian Zugel

with a copy (which shall not constitute notice), to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attention: John Liftin

Any such notice shall be effective (a) if delivered personally, when received, (b) if sent by overnight courier, when receipted for, or (c) if mailed, five business days after being mailed as described above.

Entire Agreement. This Agreement and the Promissory Note constitute the entire agreement among the parties hereto with respect to the transactions contemplated hereby and supersede all prior agreements, understandings, negotiations and discussions, both written and oral, among the parties hereto with respect thereto.

Amendment and Waiver. This Agreement may be amended or modified, or any provision hereof may be waived, provided that such amendment, modification or waiver is set forth in a writing executed by Buyer and Seller; provided, that any provision of this Agreement may be waived in writing by the party that will lose the benefit of such provision as a result of such waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.

Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor the obligations hereunder shall be assignable or transferable by (a) Buyer or CZ, without the prior written consent of Seller or (b) Seller, without the prior written consent of Buyer.

No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer upon any person or entity other than the parties hereto, any rights or remedies under or by reason of this Agreement.

CZ Limited Recourse. The parties acknowledge and agree that, except as otherwise expressly set forth herein, CZ shall not have any liability for any obligations of Buyer under this Agreement.

Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

Counterparts. This Agreement may be executed in any number of counterparts (including by means of .pdf format), each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

Governing Law; Jurisdiction. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York. Each of the parties irrevocably agrees that any action or proceeding arising out of or relating to this Agreement shall be brought in any New York State or federal court sitting in the Borough of Manhattan in The City of New York (or, if such court lacks subject matter jurisdiction, in any appropriate New York State or federal court).

Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Each of the parties further hereby waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief. In any litigation arising out of or relating to this Agreement or the transactions contemplated hereby, the prevailing party shall be entitled to recover its legal fees and other costs incurred as a result of or arising out of any breach of this Agreement.

Further Assurances. Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have duly executed this Share Purchase Agreement as of the date first above written.

BUYER:

Z Acquisition LLC

By:	/s/ Christian Zugel
Name: Christian Zugel Title: Managing Member

[Share Purchase Agreement - Signature Page]

SELLER:

Ramguard LLC

By:	/s/ Neil Ramsey
Name: Neil Ramsey Title: Manager

[Share Purchase Agreement - Signature Page]

CZ:

/s/ Christian Zugel
Christian Zugel

[Share Purchase Agreement - Signature Page]

Schedule A

Promissory Note Terms

Principal	$13 million.

Interest	8% per annum, payable quarterly in cash with interest accruing from the Closing Date.

Maturity Date	December 31, 2019 (the “Maturity Date”).

Payment	Bullet payment of unpaid principal and accrued and unpaid interest to be made on the Maturity Date, subject to the below.

Security Interest	For so long as the Promissory Note remains outstanding, Seller will be granted a security interest over (a) all of the equity securities of Buyer, (b) all of the Class A units of Zais Group Parent, LLC owned by CZ and (c) all of the equity securities of the Company and its subsidiaries held directly or indirectly by Buyer, CZ and/or any entity wholly owned by Buyer or CZ. If and to the extent required at any time in order to comply with the federal margin regulations, CZ shall cause Buyer either (x) to provide additional collateral for the outstanding balance of the Promissory Note or (y) prepay a portion of the outstanding balance under the Promissory Note.

Default Provisions	Upon a default, including a payment default and any default by Buyer, the Company or any subsidiary in the payment of any judgment or the payment when due of any indebtedness for borrowed money in the amount of $1 million or more, which remains uncured beyond any applicable grace period, (i) the interest rate on the Promissory Note shall increase to 12.5% and (ii) Seller shall have the right (but not the obligation) to declare all amounts outstanding immediately due and payable and to exercise its security interest in the collateral securing the Promissory Note and to recover collection costs (including reasonable legal fees).

Other Terms	•

If after the date of execution of this Agreement and prior to the time that CZ and Buyer and their controlled affiliates and any third parties acting in concert with CZ and Buyer own the remaining outstanding shares of Class A Common Stock of the Company (such acquisition, a “Take-Private Transaction”), CZ, Buyer or any of their controlled affiliates receives any dividend or distribution from the Company or CZ receives any compensatory payments or distributions in excess of his base salary, an amount equal to the net, after-tax cash proceeds received by CZ, Buyer or any such controlled affiliate, as the case may be, will be used by Buyer to repay outstanding principal under the Promissory Note. After consummation of a Take-Private Transaction Buyer will cause the Company and the Company’s subsidiaries not to consummate any sale of material assets for a price in excess of $2.5 million, and/or make any compensatory payments or distributions to CZ in excess of his base salary; provided, however, that Seller’s prior written consent will not be required if an amount equal to the net, after-tax cash proceeds of any such sale of assets will be distributed by the Company and or its subsidiaries to their equity owners and an amount equal to the net, after-tax proceeds of any such sale of assets or compensatory payment or distribution received by CZ, Buyer or any of their controlled affiliates (other than the Company and its subsidiaries) will be used by Buyer to repay outstanding principal under the Promissory Note. In addition, after consummation of a Take-Private Transaction, Buyer will not (i) enter into any agreement that would cause a change in control transaction or sale of a majority or more of the Class A common stock of the Company or (ii) make any distributions to its equity owners other than tax distributions until such time that the unpaid principal and any accrued and unpaid interest under the Promissory Note has been paid off.

•	In the event that CZ at any time is no longer an employee or officer of the Company, or is no longer the controlling shareholder of the Company and/or Buyer, the unpaid principal and accrued and unpaid interest under the Promissory Note shall be immediately due and payable.

•	In the event that after the date hereof CZ or any entity (other than Buyer) wholly owned directly or indirectly by CZ acquires any shares of the Company other than the Target Shares, CZ will cause such entity to become subject to the terms of the Promissory Note to the same extent as Buyer and to provide collateral with the same obligations (including pledging obligations) as Buyer.

•	All unpaid principal and accrued and unpaid interest under the Promissory Note may be paid in full or in part at the election of CZ (x) on any quarterly interest payment date occurring on or after the date the purchase price payable by CZ pursuant to Section 1.02 of the Agreement has been paid in full or (y) at any time in order to comply with the last sentence set forth under “Security Interest” above.

Schedule B

Additional Agreements

In the event that within one (1) year after the execution of this Agreement, Buyer, CZ or any of their respective controlled affiliates enters into a definitive agreement with the Company or commences a tender offer recommended by the Company’s board for a Take-Private Transaction at a price per share in excess of $4.00, each of the cash consideration amounts paid or payable to Seller and the initial principal amount of the Promissory Note shall be adjusted on a pro rata basis, with effect from Closing, such that Seller shall have received (or be entitled to receive) such greater per share consideration amount. A similar adjustment in the price payable for the Target Shares will be made if within the one (1) year period after this Agreement is executed, there is a change in control transaction or sale of a majority or more of the Class A common stock of the Company at a price per share in excess of $4.00.